SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

StoneMor Partners L.P.
(Name of Issuer)

Common Units Representing Limited Partnership Interests
(Title of Class of Securities)

86183Q100
(CUSIP Number)

Axar Capital Management, LP
1330 Avenue of the Americas, 30th Floor
New York, NY 10019
(212) 356-6137

With a copy to:

Stuart D. Freedman, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 24, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Axar Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,323,767
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,323,767
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,323,767
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Axar GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,323,767
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,323,767
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,323,767
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%
14	TYPE OF REPORTING PERSON OO, HC

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Andrew Axelrod
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,323,767
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,323,767
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,323,767
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 5 of 8 Pages

This Amendment No. 3 ("Amendment No. 3") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 9, 2018 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on August 1, 2018 ("Amendment No. 1") and Amendment No. 2 filed with the SEC on September 28, 2018 ("Amendment No. 2", and together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the "Schedule 13D") with respect to the Common Units Representing Limited Partnership Interests (the "Common Units"), of StoneMor Partners L.P., a Delaware limited partnership (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 shall have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends Items 3, 5(a)-(c) and 6 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Common Units reported herein were derived from general working capital of the Axar Vehicles. A total of approximately $49,815,402 was paid to acquire the Common Units reported herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER
Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a)	The percentages used in this Schedule 13D are calculated based upon 37,958,645 Common Units reported to be outstanding as of June 20, 2018 in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2017 filed with the Securities and Exchange Commission on July 17, 2018.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Units and percentage of the Common Units beneficially owned by each of the Reporting Persons.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Common Units as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the Common Units effected by the Reporting Persons since the filing of Amendment No. 2 is set forth in Schedule A hereto and is incorporated herein by reference.

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 6 of 8 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The first paragraph of Item 6 of the Schedule 13D is hereby amended and restated, as follows:

The Reporting Persons may be deemed to have economic exposure to an additional 1,449,289 Common Units pursuant to certain cash-settled equity swaps each between an Axar Vehicle and a broker-dealer counterparty. Such swaps mature on June 20, 2019. The reference prices for such swaps range from $4.3358 to $7.5565. The Reporting Persons do not have voting power or dispositive power with respect to the Common Units referenced in such swaps and disclaim beneficial ownership of the shares underlying such swaps.

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 29, 2018

AXAR CAPITAL Management, LP
By: Axar GP, LLC, its General Partner
By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

AXAR GP, LLC

By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

/s/ Andrew Axelrod
ANDREW AXELROD

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 8 of 8 Pages

Schedule A

Transactions in Common Units of the Issuer Since the Filing of Amendment No. 2

The following table sets forth all transactions in the Common Units effected by the Reporting Persons since the filing of Amendment No. 2. Except as otherwise noted, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
09/28/2018	6,560	4.9940
10/02/2018	16,000	5.1387
10/03/2018	2,091	5.1658
10/04/2018	10,632	5.1944
10/05/2018	6,400	5.1535
10/08/2018	8,483	5.1928
10/09/2018	19,051	5.1528
10/10/2018	27,120	5.1895
10/11/2018	10,216	5.1943
10/12/2018	51,225	5.3271
10/15/2018	1,600	5.3790
10/16/2018	7,616	5.2849
10/17/2018	20,000	4.9671
10/18/2018	35,000	5.0683
10/19/2018	35,000	5.3363
10/22/2018	35,000	5.4427
10/23/2018	35,000	5.4254
10/24/2018	34,000	5.4115
10/25/2018	30,000	5.3509
10/26/2018	30,000	5.3911
10/29/2018	30,000	5.4582